June 17, 2020

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re: Response to SEC letter dated April 8, 2020, regarding: Vortex Blockchain Technologies Inc. Form 10-K for Fiscal Year Ended March 31, 2019 Filed March 10, 2020 File No 000-55995

SEC Comment #1 – “We note the financial statements included in your filing are labeled "unaudited" and we are unable to locate a report from an Independent Registered Public Accounting Firm. Please refer to Rule 8-02 of Regulation S-X for guidance and amend your Form 10-K to include audited financial information, along with a report from your Independent Registered Public Accounting Firm.”

Vortex Blockchain Technologies Inc. Response to SEC Comment #1:  M&K CPAS, PLLC was not engaged to audit the initial filing for the period ended March 31, 2019 filed on March 10, 2020.  M&K CPAS, PLLC was engaged to perform the audit of the period ended March 31, 2019 on April 8, 2020.

SEC Comment #2 – “We note your Form 10-Qs for the first three quarters of your fiscal year 2020 were filed in close temporal proximity to your latest Form 10-K. Please tell us whether or not your Form 10-Qs were reviewed by an independent registered public accountant. Refer to Rule 8-03 of Regulation S-X for guidance.”

Vortex Blockchain Technologies Inc. M&K Response to SEC Comment #2:  M&K CPAS, PLLC was not engaged to perform interim reviews for the interim periods ended December 31, 2018, June 30, 2019, September 30, 2019 or December 31, 2019.  M&K CPAS, PLLC was engaged to perform the interim reviews of the periods ended December 31, 2018, June 30, 2019 and September 30, 2019 on April 8, 2020.

We expect that the amended Form 10-Q for period ended December 31, 2018, to be filed by the end of the week.  We expect that the amended Form 10-K for the period ended March 31, 2019, to be audited and filed by July 15th, 2020.  We expect the remaining reports due, to be amended and filed, and the company to be current within the next 60 days.

Please feel free to contact the undersigned in connection with any questions regarding this response by email at craig@vortexblockchian.com or at (202) 213-1159.

Very sincerely

/s/ Craig Bergman

Craig Bergman

Vortex Blockchain Technologies Inc.